SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Amendment No. 4

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)OF

THE SECURITIES EXCHANGE ACT OF 1934

ATS Corporation

(Name of Subject Company (Issuer))

Atlas Merger Subsidiary, Inc.

(Offeror)

A Wholly Owned Subsidiary of

Salient Federal Solutions, Inc.

(Parent Of Offeror)

(Name of Filing Persons (Identifying status as offeror, issuer or other person))

COMMON STOCK, $0.0001 Par Value

(Title of Class Securities)

00211E104

(CUSIP Number of Class of Securities)

Thomas E. Dunn

Executive Vice President and Chief Financial Officer

Salient Federal Solutions

4000 Legato Road, Suite 600

Fairfax, Virginia 22033

(703) 891-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Lawrence T. Yanowitch, Esq.

Charles W. Katz, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster LLP

1650 Tysons Boulevard, Suite 400

McLean, Virginia 22102

(703) 760-7700

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$76,096,838.40(1)	$8,720.70(2)

(1) Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 23,780,262 shares of ATS Corporation common stock (representing the shares of common stock outstanding, including shares of common stock subject to vesting or other forfeiture conditions or repurchase by ATS Corporation and shares issuable pursuant to outstanding ATS Corporation employee stock options, in each case as of February 27, 2012) by $3.20 per share, which is the offer price.

(2) The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.

☒          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,720.70	Filing Party: Atlas Merger Subsidiary, Inc. and Salient Federal Solutions, Inc.

Form or Registration No.: Schedule TO	Date Filed: February 28, 2012

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           Third-party tender offer subject to Rule 14d-1.

☐            Issuer tender offer subject to Rule 13e-4.

☐            Going-private transaction subject to Rule 13e-3.

☐            Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐            Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No.4 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Atlas Merger Subsidiary, Inc. a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Salient Federal Solutions, Inc., a Delaware corporation (“Parent”) and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 28, 2012 (together with any amendments and supplements thereto, the “Schedule TO”), and relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of ATS Corporation, a Delaware corporation (the “Company”), at a purchase price of $3.20 per Share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 28, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which together with any amendments or supplements thereto, collectively constitute the “Offer”.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following at the end of the subsection “United States Antitrust Compliance”:

“At 11:59 p.m., New York City Time, on March 15, 2012, the waiting period applicable to the Offer and the Merger under the HSR Act expired. Accordingly, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATLAS MERGER SUBSIDIARY, INC.

By	/s/ Thomas E. Dunn

	Name:	Thomas E. Dunn

	Title:	Chief Financial Officer

SALIENT FEDERAL SOLUTIONS, INC.

By	/s/ Thomas E. Dunn

	Name:	Thomas E. Dunn

	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated February 28, 2012.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Joint Press Release issued on February 21, 2012, incorporated herein by reference to the Schedule TO filed by Salient Federal Solutions Inc. on February 21, 2012.*

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on February 28, 2012.*

(a)(5)(C)	Salient — ATSC Transition Help Q&As dated March 6, 2012.+

(b)(1)

Equity Commitment Letter, dated as of February 17, 2012, by and among Frontenac IX Private Capital Limited Partnership, Frontenac IX Private Capital A Limited Partnership, Frontenac IX Private Capital (Cayman) Limited Partnership and Salient Federal Solutions, Inc.*

(b)(2)	Mezzanine Financing Letter, dated as of February 16, 2012, by and between PNC Mezzanine Capital and Salient Federal Solutions, Inc.*

(b)(3)

Debt Financing Letter, dated as of February 17, 2012, by and among RBS Citizens, N.A., Citizens Bank of Pennsylvania, Merrill Lynch, Pierce, Fenner & Smith, Incorporated, Bank of America, N.A., Suntrust Robinson Humphrey, Inc., Suntrust Bank and Salient Federal Solutions, Inc.*

(b)(4)

Limited Guaranty, dated as of February 21, 2012, by and among Frontenac IX Private Capital Limited Partnership, Frontenac IX Private Capital A Limited Partnership, Frontenac IX Private Capital (Cayman) Limited Partnership and ATS Corporation.*

(d)(1)

Agreement and Plan of Merger, dated as of February 21, 2012, by and among Salient Federal Solutions, Inc., Atlas Merger Subsidiary, Inc. and ATS Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(2)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Joel R. Jacks, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(3)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Peter M. Schulte, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.3 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(4)

Stockholder’s Agreement, dated as of February 21, 2012, by and among Dr. Edward H. Bersoff, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.4 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(5)	Undertaking Agreement, dated as of February 21, 2012, by and among Lampe, Conway & Co., LLC,

Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(6)

Undertaking Agreement, dated as of February 21, 2012, by and among Revelation Special Situations Fund Ltd., Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.6 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(7)

Undertaking Agreement, dated as of February 21, 2012, by and among Carl Marks & Co., Inc. and other parties, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.7 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(8)

Undertaking Agreement, dated as of February 21, 2012, by and among Minerva Group LP, Salient Federal Solutions, Inc. and Atlas Merger Subsidiary, Inc., incorporated herein by reference to Exhibit 2.8 to the Current Report on Form 8-K filed by ATS Corporation on February 21, 2012.*

(d)(9)	Exclusivity Agreement, dated as of October 4, 2011, by and between ATS Corporation and Salient Federal Solutions, Inc.*

(d)(10)	First Amendment to Exclusivity Agreement, dated as of November 4, 2011, by and between Salient Federal Solutions, Inc. and ATS Corporation.*

(d)(11)	Non-Disclosure Agreement, dated as of March 31, 2011, by and between ATS Corporation and Salient Federal Solutions, Inc.*

(g)	None.

(h)	None.

*  Previously filed with the Tender Offer Statement on Schedule TO filed on February 28, 2012.

+  Previously filed with Amendment No. 2 to the Tender Offer Statement on Schedule TO filed  on March 6, 2012